EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,442	$3,200	$(19,098)	$(4,589)	$954	$269
Interest expense(a)	207	172	322	275	421	240
Loss on investment in equity investees in excess of distributed earnings	219	75	96	8	—	—
Amortization of capitalized interest	440	438	483	729	487	211
Loan cost amortization	37	32	31	24	25	12
Less: (Income) loss attributable to noncontrolling interests			68	9	(4)	(2)
Earnings (losses)	$2,345	$3,917	$(18,098)	$(3,544)	$1,883	$730
FIXED CHARGES:
Interest Expense	$207	$172	$322	$275	$421	$240
Capitalized interest	815	604	410	242	193	86
Loan cost amortization	37	32	31	24	25	12
Fixed Charges	$1,059	$808	$763	$541	$639	$338
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$171	$171	$171	$97	$84	$46
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.61	1.56	1.30	1.04	1.00	0.97
Preferred Dividends	$275	$266	$222	$101	$84	$45
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,334	$1,074	$985	$642	$723	$383
RATIO OF EARNINGS TO FIXED CHARGES	2.2	4.8	—	—	2.9	2.2
INSUFFICIENT COVERAGE	$—	$—	$18,861	$4,085	$—	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.8	3.6	—	—	2.6	1.9
INSUFFICIENT COVERAGE	$—	$—	$19,083	$4,186	$—	$—
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(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.